May 22, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Mr. Kevin Woody, Accounting Branch Chief

RE: American Church Mortgage Company

Form 10-K

Filed March 31, 2012

File No. 000-25919

Ladies and Gentlemen:

This letter responds to your letter dated May 8, 2012. The responses address the Staff’s comments relating to American Church Mortgage Company’s (the “Company”) Form 10-K for the year ended December 31, 2011. For the Staff’s convenience, each Response is preceded by the Staff Comment.

Real Estate Held for Sale, page F-9

Comment 1. Please tell us the book value of each property held for sale and the amount of any impairment charge recorded on each property to date. For each property that has been classified as held for sale in excess of one year, explain to us how you determined it was appropriate to continue to classify the property as held for sale. References is made to ASC Topic 360-10-45-9.

The Company’s principal business is to provide mortgage financing to not-for-profit religious organizations, specifically churches. At December 31, 2011, the Company’s assets included approximately $29,870,000 in such mortgage financing. The Company also acquires and holds mortgage bonds issued by not-for-profit organizations, specifically churches. At December 31, 2011, the Company held approximately $10,997,000 in such mortgage bonds. All assets held by the Company are secured, directly or indirectly, by either a first or second mortgage on the underlying property to serve as collateral. Acquisition of a property through foreclosure or otherwise will always be a remedial step in protecting the Company’s assets. The Company will always market foreclosed property that it acquires (or property acquired through a deed in lieu of foreclosure). We carry such properties on our balance sheet as real estate available for sale until the property is sold. Our acquisition and ownership of real estate is not a line of business or business objective and is only the result of foreclosure of underlying mortgages.

United States Securities and Exchange Commission

Division of Corporate Finance

May 22, 2012

As of December 31, 2011, the Company had five properties acquired through foreclosure, and one via deed in lieu of foreclosure. The following chart lists each property and its current value as of December 31, 2011. Additional property-specific information is provided in the following chart.

Location	Loan Receivable Amount:	Loan Loss Reserve Amount:	Current Carrying Value (fair value of the property):
Unoccupied Properties
Battle Creek, MI	$216,352	$136,252	$80,100
Anderson, IN	$385,418	$340,418	$45,000
Detroit, MI	$144,666	$81,216	$63,450
Tyler, Texas	$323,995	$124,095	$199,900

Occupied Properties
Dayton, Ohio	$100,000	$0	$100,000
Pine Bluff, Arkansas	$237,760	$11,888	$225,872

Totals:	$1,408,191	$693,869	$714,322

Unoccupied Properties

Battle Creek, Michigan

Foreclosure was completed and the Company took possession of this property in May 2004. After acquiring the property, the Company readied the property for sale and retained a local real estate agent to assist the Company in marketing the property. The property has been actively marketed since such date through a local realtor. Due to recessionary economic conditions, no viable offers had been made on this property, and subsequently, the Company reduced the price in December 2004. Since no viable offers were made in 2005, the price was reduced again in June of 2006 and again in December 2006 in accordance with ASC 360-10-45-11. No additional price reductions have occurred since 2006, since the property is being actively marketed for sale at a price that is reasonable to its current value ASC Topic 360-10-45-9(e). The Company will continue to evaluate whether additional price reductions are appropriate in 2012 and subsequently, if necessary. The current value of the building is $80,100. The Company has provided full disclosure of this property as required by ASC Topic 310-10-50-11 on page F-9 in the footnotes to the financial statements and under “Item 2. Properties” on page 18 in the Form 10-K for the year ended December 31, 2011.

Anderson, Indiana

Foreclosure was completed and the Company took possession of this property in May 2008. After acquiring the property, the Company readied the property for sale and retained a local real estate agent to assist the Company in marketing the property. The property has been

United States Securities and Exchange Commission

Division of Corporate Finance

May 22, 2012

actively marketed since such date through two real estate agents who have listed the property consecutively. Due to recessionary local and general economic conditions, no viable offers were made, and subsequently, the Company reduced the price in June of 2009, and again in December of 2009 in accordance with ASC Topic 360-10-45-11. Again no viable offers were made so the price was reduced in June 2010 and again in September 2010. No additional price reductions have occurred since 2010 since the property is being actively marketed for sale at a price that is reasonable to its current value ASC Topic 360-10-45-9(e). The Company will evaluate whether additional price reductions are appropriate in 2012, and subsequently, if necessary. The current value of the building is $45,000. The Company has provided full disclosure of this property as required by ASC Topic 310-10-50-11 on page F-9 in the footnotes to the financial statements and under “Item 2. Properties” on page 18 in the Form 10-K for the year ended December 31, 2011.

Detroit, Michigan

Foreclosure was completed and the Company took possession of this property in June 2011 (less than one year prior to filing the Form 10-K for the year ended December 31, 2011). After acquiring the property, the Company readied the property for sale and retained a local real estate agent to assist the Company in marketing the property. The property has been actively marketed since such date through a local realtor. Due to severe recessionary conditions, no viable offers have been made, and subsequently, the Company reduced the price in September 2011. The Company will evaluate whether additional price reductions are appropriate in 2012 and subsequently, if necessary. The current value of the building is $63,450. The Company has provided full disclosure of this property as required by ASC Topic 310-10-50-11 on page F-9 in the footnotes to the financial statements and under “Item 2. Properties” on page 18 in the Form 10-K for the year ended December 31, 2011.

Tyler, Texas

Foreclosure was completed and the Company took possession of this property in June 2005. After acquiring the property, the Company readied the property for sale and retained a local real estate agent to assist the Company in marketing the property. The property has been actively marketed since such date through two real estate agents who have listed the property consecutively. Due to weak local economic and real estate conditions, no viable offers had been made, and subsequently, the Company reduced the price in December 2005. Since no viable offers were made in 2006, the price was reduced again in December 2006 in accordance with ASC 360-10-45-11. Again no viable offers were made so the price was reduced again in December 2011. At December 31, 2011, the Company received a signed purchase agreement from an interested buyer at the current carrying value of the property. The interested buyer subsequently withdrew the offer due to its own financial condition, and the Company will evaluate whether additional price reductions are appropriate in 2012 and subsequently, if necessary. The current value of the building is $199,900 and is being actively marketed for sale at a price that is reasonable to its current value ASC Topic 360-10-45-9(e). The Company has provided full disclosure of this property as required by ASC Topic 310-10-50-11 on page F-9 in

United States Securities and Exchange Commission

Division of Corporate Finance

May 22, 2012

the footnotes to the financial statements and also under “Item 2. Properties” on page 18 in the Form 10-K for the year ended December 31, 2011.

Occupied Properties

Dayton, Ohio

Foreclosure of a $419,000 loan was completed on a church located in Dayton, Ohio in August 2006. During 2009, this property was sold for $100,000 under a land sale contract, which is being recorded under the deposit method. The value of the property of $100,000 is reflected in Real Estate Held for Sale at December 31, 2011, pending full receipt of proceeds of the sale. At December 31, 2011, we have received $57,600, which is recorded as a deposit. Title to the property will transfer upon receipt of the final installment scheduled for July 2014. The Company has provided full disclosure of this property as required by ASC Topic 310-10-50-11 on page F-9 in the footnotes to the financial statements and also under “Item 2. Properties” on page 18 in the Form 10-K for the year ended December 31, 2011.

Pine Bluff, Arkansas

In 2008, we received a deed in lieu of foreclosure on a church located in Pine Bluff, Arkansas and we recorded the deed in the county where the church is located. Due to the value of the property ($360,000) versus the amount owed to us ($239,000), the property is being actively marketed for sale at a price that is reasonable to its current value ASC Topic 360-10-45-9(e). The Company has allowed the mortgagor-church, which continues to occupy the property, to either obtain financing from another source or list the property for sale in hope of recovering the amount owed to the Company. The church is paying the Company monthly rent until the property is refinanced or sold. The Church’s monthly rent payment is approximately 88% of their previous mortgage payment. We have included this property in Real Estate Held for Sale at $226,000 at December 31, 2011. The Company has provided full disclosure of this property as required by ASC Topic 310-10-50-11 on page F-9 in the footnotes to the financial statements and also under “Item 2. Properties” on page 18 in the Form 10-K for the year ended December 31, 2011.

The Company continues to consider foreclosed real estate as held for sale, regardless of the holding period, on the basis that the properties are being actively marketed at prices that are reasonably related to their current value and sale represents the only practical disposition strategy for the Company and these special purpose facilities.   In addition, the extended holding period is more indicative of the current depressed demand for such properties as opposed to any intent of the Company to own such properties long-term.  Further, any difference in value between the marketed price and current carrying value is not material to the operations of the Company or its financial condition.

United States Securities and Exchange Commission

Division of Corporate Finance

May 22, 2012

Mortgage Loans Receivable and Bond Portfolio, page F-13

Comment 2. Please explain to us how you have met all the disclosure requirements of ASC Topic 310-10-50 related to your financing receivables. Your response should address, but not be limited to, the following disclosure items:

Explain to us how you have met all the disclosure requirements related to non-accrual or past due loans and impaired loans, particularly the policy disclosures in ASC Topic 310-10-50-6.

The Company’s loan policy reserves for principal amounts outstanding on a particular loan if cumulative interruptions occur in the normal payment schedule of a loan. Therefore, the Company recognizes a provision for losses as required by ASC Topic 310-10-50-6.e. Additionally, no interest income is recognized on impaired loans that are declared to be in default and are in the foreclosure process as required by ASC Topic 310-10-50-6.a. This required disclosure information can be found in the footnotes to the financial statements page F-9 on form 10K for the year ended December 31, 2011.

Explain to us how you have met the requirements to disclose an analysis of the age of the recorded investment in financing receivables required by ASC Topic 310-10-50-7A.

At December 31, 2011, the Company reserved $812,809 for fifteen mortgage loans, of which eight are three or more mortgage payments in arrears (disclosure required by ASC Topic 310-10-50-7A). This required disclosure information can be found in the footnotes to the financial statements page F-9 on form 10K for the year ended December 31, 2011.

Tell us where you have provided the disclosures by portfolio segment required by ASC Topic 310-10-50-11B or explain why these disclosures are not applicable.

ASC 310-10-50-11B a.1 – The Company reviews all loans individually for impairment, as all loans are unique. No historical losses or existing economic conditions are evaluated on a pool basis within the loan portfolio, therefore, ASC 310-10-5-11B a.1 does not apply.

ASC 310-10-50-11B a.2 – The Company’s loans have been granted to churches and other non-profit religious organizations. The ability of the Company’s debtors to honor their contracts is dependent on member contributions and the involvement in the church or organization of its senior pastor and leadership. This required disclosure information can be found in the footnotes to the financial statements page F-8 on form 10K for the year ended December 31, 2011.

The Company provides mortgage financing to not-for-profit religious organizations, basically churches. This is the Company’s only portfolio segment. Therefore, only one portfolio segment is disclosed.

United States Securities and Exchange Commission

Division of Corporate Finance

May 22, 2012

ASC 310-10-50-11B a.3 – The Company did not have any changes to the accounting policies or methodology from the prior period, therefore, ASC 310-10-5-11B a.3 does not apply.

ASC 310-10-50-11B c - A summary of transactions in the allowance for mortgage loans for the years ended December 31, 2010 and 2011is as follows (also required by ASC Topic 310-10-50-12):

	2011	2010
Balance at beginning of year	$711,829	$475,960
Provision for losses on mortgage loans receivable	166,968	235,869
Charge-offs	(65,988)	—
Balance at end of year	$812,809	$711,829

This required disclosure information can be found in the footnotes to the financial statements page F-9 on form 10K for the year ended December 31, 2011.

ASC 310-10-50-11B d, e, f – The provisions of these subtopics are not applicable to the Company as there were no changes to the accounting policies or methodology from the prior period and there were no purchases or sales of financing receivables during each reporting period.

ASC 310-10-50-11B g and h - The total impaired loans, which are loans that are in the foreclosure process or are declared to be in default, were approximately $1,563,000 and $2,248,000 at December 31, 2011 and 2010, respectively. The Company believes this amount is adequately secured by the underlying collateral and the allowance for mortgage loans. Approximately $375,000 of the Company’s loan loss reserve allowance for mortgage loans was allocated to these loans at December 31, 2011. Approximately $408,000 of the Company’s allowance for mortgage loans was allocated to impaired loans at December 31, 2010. This required disclosure information can be found on footnotes to the financial statements page F-9 on form 10K for the year ended December 31, 2011. No disaggregation information is provided as the Company does not have multiple impairment methods.

In addition to the specific disclosures mentioned above, the Company has disclosed the following in accordance with ASC 310-10-50, unless otherwise noted, the required disclosure information can be found on footnotes to the financial statements page F-9 on form 10K as of December 31, 2011.

The Company records mortgage loans receivable at estimated net realizable value, which is the unpaid principal balances of the mortgage loans receivable, less the allowance for mortgage loans (disclosure required by ASC Topic 310-10-50-2.a). The Company’s loan policy provides an allowance for the outstanding principal amount of a loan in the Company’s portfolio if the amount is in doubt of collection (disclosure required by ASC Topic 310-10-50-14A).

United States Securities and Exchange Commission

Division of Corporate Finance

May 22, 2012

The Company has disclosed the allowance for credit losses and allowance for doubtful account and any unearned income and unamortized deferred fees and costs on the Company’s balance sheet as required by ASC Topic 310-10-50-4. This required disclosure information can be found on the balance sheet of the Company’s financial statements, page F-2 on form 10K for the year ended of December 31, 2011.

Loans totaling approximately $3,137,000 and $2,989,000 exceeded 90 days past due but continued to accrue interest as of December 31, 2011 and 2010, respectively (disclosure required by ASC Topic 310-10-50-7.b). The Company believes that continued interest accruals are appropriate because the loans are well secured, not deemed to be in technical default and the Company is actively pursuing collection of past due payments. This required disclosure information can be found on footnotes to the financial statements page F-9 on form 10K as of December 31, 2011.

Interest income on mortgage loans receivable and the bond portfolio is recognized as earned per the terms of the specific asset. Other income included with interest represents cash received for loan origination fees, which are recognized over the life of the loan as an adjustment to the yield on the loan. In addition, the Company defers the costs related to obtaining financing. These costs are amortized over the life of the financing using the straight line method, which approximates the effective interest method (disclosure required by ASC Topic 310-10-50-2.d). This required disclosure information can be found on footnotes to the financial statements page F-11 on form 10K for the year ended December 31, 2011.

The total impaired loans, which are loans that are in the foreclosure process or are declared to be in default, were approximately $1,563,000 and $2,248,000 at December 31, 2011 and 2010, respectively. The Company believes that each loan is adequately secured by the underlying collateral after consideration of the allowance for mortgage loans (disclosure required by ASC Topic 310-10-50-7.a, 310-10-50-14A, 310-10-50-15 a.3 & 4). This required disclosure information can be found on page 25 of the Form 10-K for the year ended December 31, 2011.

Upon further review in response to your letter, the Company noticed the following disclosures that may be relevant, but were inadvertently excluded from the December 31, 2011 form 10K: ASC Topic 310-10-50-6.b, 310-10-50-6.c, 310-10-50-6.e, and ASC 310-10-5-11.B.b. Exclusion of these disclosures does not materially misstate the financial statements or notes to the financial statements. The Company will include this disclosure in future filings, if material. Although the Company has received payments on nonaccrual loans, the Company does not have a written policy regarding the treatment of payments received on nonaccrual loans or a policy for resuming accrual of interest on nonaccrual loans. In addition, the Company has charged off uncollectable loan payments that we determined are not collectable but do not have a written policy regarding when a charge off should occur.

United States Securities and Exchange Commission

Division of Corporate Finance

May 22, 2012

At December 31, 2011 the Company concluded that troubled debt restructurings were not material, however we are aware of these disclosures and will provide in future filings as troubled debt restructuring becomes material as required by ASC Topic 310-40-65-1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing and acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclosed the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

You may contact, Mr. Scott J. Marquis, Chief Financial Officer and Treasurer at (952) 252-0909 or myself at (952) 252-0911 if you have any questions.

Sincerely,

/s/ Philip J. Myers
Philip J. Myers
Chief Executive Officer,
President and Director